INVEST IN **BABE KOMBUCHA**

Invest in a Leading Kombucha Brand Expanding Nationwide


CA, CRAFT
Babe
KOMBUCHA

babekombucha.com San Diego CA

Food & Beverage | Retail | Health & Fitness

LEAD INVESTOR



Lucio Cintra Soares Investor

I have closely followed the beverage market since 1999, with a strong focus on the Brazilian market, having had the opportunity to be Chairman of the Legal Committee of the Brazilian Association of Coca-Cola Bottlers. In the meantime, I had the opportunity to participate in the entry into the non-carbonated businesses and in the acquisitions of Juices Del Valle, Matte Leão, Mineral Water, among others and incorporation into the distribution system of products such as Burn, Monster... I see the OPPORTUNITY of being Babe Kombucha's leading investor with great perspectives, as it is a promising business and its current capillarity will certainly allow leveraging this investment.

Invested $150,000 this round

Highlights

1. Regional to national distribution, expanding from 500 stores to 1200
2. Distribution partnership with UNFI & KEHE largest national distributors in US
3. Starting expansion into Sprouts and Grocery Outlet at a national level
4. We own our manufacturing facility capable of producing at a national scale
5. Product line expansion into Yerba Mate. Kombucha and natural drink market growing rapidly
6. $1M revenue in 2022 with projection to hit $3M in 2023 (not guaranteed)
7. Former CFO Coke South Brazil as Lead Investor + Strategic Advisor
8. Founder has successful exit in branding and licensing venture

Our Team



Vinnie Pavan Founder/ CEO

Season entrepreneur with a successful exit in the branding and licensing industry.

We wanted to make a difference in the world with beverage products that we are proud to sell.



Marco Quadros Founder / COO

Lawyer by trade. Now running the Operations of Babe Kombucha.



Carol Pavan Founder / President

Successful Architect who left her first career to launch BABE for the love of Kombucha.



Travis Davenport Partner/ Brew Master

A creative genius with 15 + years experience in Kombucha brewing. Also a super model (Channel, Polo, Ralph Lauren etc.).

Pitch

8 Reasons To Invest in Invest In Babe Kombucha

1. Regional to national distribution, expanding from 500 stores to 1200

2 Distribution partnership with UNFI & KEHE largest national distributors in US

3 Starting expansion into Sprouts and Grocery Outlet at a national level

4We own our manufacturing facility capable of producing at a national scale

5Product line expansion into Yerba Mate. Kombucha and natural drink market growing rapidly

6 $1M revenue in 2022 with projection to hit $3M in 2023 (not guaranteed)

7 Former CFO Coke South Brazil as Lead Investor + Strategic Advisor

8 Founder has successful exit in branding and licensing venture